UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under Rule 13d-1 of the Securities Exchange Act of 1934

(Amendment No. 12)

Delta Petroleum Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

247907207

(CUSIP Number)

Richard Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, CA 90212

(310) 271-0638

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tracinda Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.4%*
14.	Type of Reporting Person (See Instructions) CO

*	Percentage calculated on the basis of 102,809,108 shares of common stock issued and outstanding as of May 1, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

CUSIP No. 247907207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kirk Kerkorian
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 40,464,368
8. Shared Voting Power
9. Sole Dispositive Power 40,464,368
10. Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,464,368
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 39.4%*
14.	Type of Reporting Person (See Instructions) IN

*	Percentage calculated on the basis of 102,809,108 shares of common stock issued and outstanding as of May 1, 2009, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

This Amendment No.12 amends and supplements that certain Schedule 13D filed on February 26, 2008 and previously amended on June 11, 2008, June 19, 2008, July 9, 2008, September 3, 2008, November 7, 2008, November 14, 2008, November 25, 2008, December 5, 2008, March 3, 2009, March 27, 2009 and May 1, 2009 and as amended by those certain Schedule TO-Cs filed on October 31, 2008 and November 7, 2008 with the Securities and Exchange Commission by Tracinda Corporation, a Nevada corporation (“Tracinda”), and Kirk Kerkorian, an individual and the sole shareholder of Tracinda (as so amended, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meaning set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth in Item 4 hereof is incorporated herein by this reference. Tracinda plans to use the Credit Agreement to provide the funds ($80 million) required to purchase the shares of Common Stock it has committed to purchase in the Offering.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Tracinda has been informed by Delta that Delta is commencing an underwritten registered public offering of 70,000,000 shares of its Common Stock (the “Offering”). Tracinda has sent a letter to Delta confirming its commitment (the “Commitment Letter”) to purchase approximately $80 million worth (or approximately 35.6%) of the shares in the Offering, on terms and conditions approved by a committee of Delta’s Board of Directors comprised of a majority of disinterested directors who are not affiliated or associated with Tracinda. A copy of the Commitment Letter is attached hereto as Exhibit 13 and incorporated herein by this reference. The Commitment Letter will terminate if the Offering is not completed on or prior to May 14, 2009. Tracinda has waived its pro rata share rights pursuant to the Stock Purchase Agreement, filed as Exhibit 1 to the Schedule 13D, to the extent Tracinda purchases shares in the Offering. Tracinda has been requested to execute a standard “lock-up” agreement in connection with the Offering and intends to execute such an agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth in Item 4 hereof is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
13	Commitment Letter dated May 5, 2009 from Tracinda Corporation to Delta Petroleum Corporation.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

May 5, 2009	TRACINDA CORPORATION

	By:	/S/ ANTHONY L. MANDEKIC
Anthony L. Mandekic
Secretary/Treasurer

KIRK KERKORIAN

	By:	/S/ ANTHONY L. MANDEKIC
Anthony L. Mandekic Attorney-in-Fact *

*	Power of Attorney, dated February 13, 2008, previously filed as Exhibit 3 to the Schedule 13D.